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             As filed with the Securities and Exchange Commission on May 5, 2005
                                               Securities Act File No. 333-72104
                                       Investment Company Act File No. 811-10561
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


       Natalie Birrell                                   John H. Kim
          President                               Director and Senior Counsel
 DB Hedge Strategies Fund LLC                      Deutsche Asset Management
      25 DeForest Avenue                               25 DeForest Avenue
   Summit, New Jersey 07901                         Summit, New Jersey 07901
        (908) 608-3113                                   (908) 608-3160


      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300


                               December 23, 2004
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)







================================================================================

     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 23, 2004 by DB Hedge Strategies Fund LLC (the "Fund"), in connection with an offer by the Fund to repurchase up to 8,643 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits
(a)(1)(ii) and (a)(1)(iii) to the Statement on December 23, 2004.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer expired at 12:00 midnight, Eastern Time, on January 25,
          2005.

     2. The Valuation Date of the Units tendered pursuant to the Offer was March 31, 2005.

     3. 4,628.27 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer at a net asset value of $1,134.65 per Unit, as determined as of March 31, 2005, for an aggregate purchase price of $5,251,478.62.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              DB HEDGE STRATEGIES FUND LLC


                                              /s/ Alexandra Toohey
                                              ------------------------------
                                              Name: Alexandra Toohey
                                              Title: Treasurer

May 5, 2005

                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019

                           Telephone: (212) 839-5300

                           Facsimile: (212) 839-5599


VIA ELECTRONIC FILING
---------------------

May 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

Re: DB Hedge Strategies Fund LLC
Amendment No. 1 to Issuer Tender Offer Statement
on Schedule TO
------------------------------------------------

Dear Sirs:

     On behalf of DB Hedge Strategies Fund LLC (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on December 23, 2004 and terminated on January 25, 2005.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5969.

                                                    Very truly yours,


                                                    /s/ Carla Teodoro
                                                    ---------------------------
                                                    Carla Teodoro




Enclosure